# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IN8BIO, INC., CIK 0001740279
CUSIP: 45674E208
Title of class of securities: Common Stock
Address of issuer's principal executive offices: EMPIRE STATE BUILDING, 350 5TH AVENUE, SUITE 5330, NEW YORK, New York (NY), 10118
Date of event which requires filing of this statement: 12/22/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001105806

## Reporting persons
- LYTTON LAURENCE W: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 984,031; sole dispositive power 0; shared dispositive power 984,031; aggregate amount beneficially owned 984,031 (9.99% of the class)
  Comment: The shares of the Common Stock reported herein consist of 900,000 shares of Common Stock and warrants to purchase 1,092,753 shares of Common Stock, subject to a 9.99% beneficial ownership limitation. Percentage calculated based on 9,766,132 shares of Common Stock outstanding on January 12, 2026, as reported in the Prospectus dated January 28, 2026 filed by the Issuer on January 30, 2026.
- LYTTON-KAMBARA FOUNDATION: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 984,031; sole dispositive power 0; shared dispositive power 984,031; aggregate amount beneficially owned 984,031 (9.99% of the class)
  Comment: The shares of the Common Stock reported herein consist of 900,000 shares of Common Stock and warrants to purchase 1,092,753 shares of Common Stock, subject to a 9.99% beneficial ownership limitation. Percentage calculated based on 9,766,132 shares of Common Stock outstanding on January 12, 2026, as reported in the Prospectus dated January 28, 2026 filed by the Issuer on January 30, 2026.

## Item 1. Issuer
Name of issuer: IN8BIO, INC.
Address of issuer's principal executive offices: EMPIRE STATE BUILDING, 350 5TH AVENUE, SUITE 5330, NEW YORK, NY, 10118

## Item 2. Person Filing
Name of person filing:
Laurence W. Lytton

Lytton-Kambara Foundation
Address of principal business office or, if none, residence:
467 Central Park West
New York, NY 10025
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Lytton: 984,031

Foundation: 984,031
Percent of class:
Lytton: 9.99%

Foundation: 9.99%
Sole power to vote or to direct the vote:
Lytton: 0

Foundation: 0
Shared power to vote or to direct the vote:
Lytton: 984,031

Foundation: 984,031
Sole power to dispose or to direct the disposition:
Lytton: 0

Foundation: 0
Shared power to dispose or to direct the disposition:
Lytton: 984,031

Foundation: 984,031

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT 99.1 - AGREEMENT REGARDING JOINT FILING OF STATEMENT ON SCHEDULE 13D OR 13G

## Signatures
- LYTTON LAURENCE W: /s/ Laurence W Lytton, Reporting Person (03/02/2026)
- LYTTON-KAMBARA FOUNDATION: /s/ Laurence W Lytton, President (03/02/2026)